Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement (No. 333-174926) on Form N-1A of Aftershock Strategies Fund, a separate series of the Northern Lights Fund Trust II, of our report dated January 29, 2014, relating to our audit of the consolidated financial statements and financial highlights, which appear in the Annual Report on Form N-CSR of Aftershock Strategies Fund, a separate series of the Northern Lights Fund Trust II, as of November 30, 2013 and for the period from December 31, 2012 (commencement of operations) through November 30, 2013.

We also consent to the references to our Firm under the captions "Independent Registered Public Accounting Firm" and “Portfolio Holdings Information” appearing in the Statement of Additional Information and “Financial Highlights” appearing in the Prospectus, which is part of this Registration Statement.

/s/ McGladrey LLP

Denver, Colorado

March 28, 2014